UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: March 31, 2026

Worthy Wealth, Inc.

(Exact name of issuer as specified in its charter)

Georgia

(State or other jurisdiction of organization)

11175 Cicero Dr. Suite 100, Alpharetta, GA 30022

(Full mailing address of principal executive offices)

(678) 646-6791

(Issuer’s telephone number, including area code)

Item 9. Other Events.

On March 31, 2026, Worthy Wealth, Inc., (the “Company”) a Georgia corporation and parent company to Worthy Wealth Realty, Inc., Worthy Wealth Senior Living, Inc., and Modern Screen Media, Inc. (collectively, the “Subsidiaries”), entered into a FinTech Purchase Agreement with Worthy Financial, Inc. (“WFI”) pursuant to which the Company acquired from WFI certain software and incorporated data (in all iterations from the first date of creation thereof to the present) known as the “Worthy Platform,” as well as the artwork incorporated therein and all supporting documentation therefor (hereafter the foregoing software, in all iterations from the first date of creation thereof to the present, as well as all artwork and supporting document associated therewith, are collectively referred to as the “Assigned Works”). The Assigned Works are designed to provide technology solutions to facilitate the purchase of the Company’s and its Subsidiaries’ securities and to provide information to investors on their accounts, through online apps, websites, etc.

In consideration of the purchase, the Company will pay to WFI, on or before December 31, 2026, the sum of $1,000,000 in immediately available funds and shall issue to WFI $1,000,000 of restricted common stock of the Company valued at the sale price in the Company’s then current (or, if not current, most recent) private placement (the “Purchase Price”). In the event the Company fails to pay the Purchase Price in full by the foregoing date, the Assigned Works shall be assigned back to WFI on the following day.

The Company has licensed the Assigned Works to WFI for “white label” use by WFI and its wholly owned subsidiaries. The Company has also licensed the Assigned Works to the Company’s Subsidiaries.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

April 3, 2026	WORTHY WEALTH, INC.

	Signed:	/s/ Alan Jacobs
	Name:	Alan Jacobs
	Title:	Chief Financial Officer